Filed Pursuant to Rule 433 of the Act

Registration No. 333-196430

November 30, 2015

Pioneer Natural Resources Company

Pricing Term Sheet

Issuer:	Pioneer Natural Resources Company
Security Type:	Senior Unsecured
Offering Format:	SEC Registered
Trade Date:	November 30, 2015
Original Issue/Settlement Date:**	December 7, 2015 (T+5)
Proceeds to the Issuer Before Expenses:	$991,945,000
	Senior Notes due 2021	Senior Notes due 2026
Principal Amount:	$500,000,000	$500,000,000
Expected Ratings:	Baa3/BBB- (Stable/Stable)	Baa3/BBB- (Stable/Stable)
Coupon:	3.45%	4.45%
Stated Maturity Date:	January 15, 2021	January 15, 2026
Issue Price:	99.750% of face amount	99.889% of face amount
US Treasury Benchmark:	1.625% due November 2020	2.250% due November 2025
US Treasury Yield:	1.653%	2.213%
Spread to US Treasury:	1.85%	2.25%
Yield to Maturity:	3.503%	4.463%
Interest Payment Dates:	January 15 and July 15 commencing July 15, 2016	January 15 and July 15 commencing July 15, 2016
Optional Redemption:	Prior to December 15, 2020, greater of par or T + 30 bps On or after December 15, 2020, at par	Prior to October 15, 2025, greater of par or T + 35 bps On or after October 15, 2025, at par
CUSIP/ISIN:	723787 AL1/ US723787AL19	723787 AM9 / US723787AM91
Joint Book-Running Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. LLC
Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Wells Fargo Securities, LLC Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	BMO Capital Markets Corp. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC SG Americas Securities, LLC UBS Securities LLC

**	Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1 (866) 471-2526 or Morgan Stanley & Co. LLC toll free at 1 (866) 718-1649.

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